                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 2 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2003

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (f)     2003-04 Third Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

January 26, 2004                        By:   /s/ Michael D. Manning
                                        Name:   Michael D. Manning
                                        Title:  Executive Director (Acting)
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (f):     2003-04 Third Quarter Ontario Finances

                                                                     EXHIBIT (f)

                                          2003-04 Third Quarter Ontario Finances

                                                           ONTARIO FINANCES
2003-04 THIRD QUARTER                    QUARTERLY UPDATE - DECEMBER 31, 2003                              Ministry of Finance
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Fiscal Summary
($ Millions)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2003-04
                                         --------------------------------------------------------------------------------------
                                         --------------------------------------------------------------------------------------
                                                                       Actual         Fall        Current           In-Year
                                                                      2002-03        Outlook*     Outlook            Change
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                68,609          69,532     69,532                  -
Expense
   Programs                                                            56,922          62,554     62,554                  -
   Capital                                                              1,876           2,574      2,574                  -
   Interest on Debt                                                     9,694          10,025     10,025                  -
                                         --------------------------------------------------------------------------------------
                                         --------------------------------------------------------------------------------------
Total Expense                                                          68,492          75,153     75,153                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SURPLUS / (DEFICIT)                                                       117         (5,621)     (5,621)                 -
-------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
* As presented in the 2003 Ontario Economic Outlook and Fiscal Review.
Note: Consistent with the treatment in the 2002-03 Public Accounts, the Ontario Electricity Financial Corporation (OEFC) is
      consolidated on a line-by-line basis.

---------------------------------------------------------------------------------------------------------------------------------------
HIGHLIGHTS

2003-04 IN-YEAR PERFORMANCE

DEFICIT OUTLOOK AT $5.6 BILLION
~ The 2003-04 current outlook is unchanged from the fiscal outlook presented in the 2003 Ontario Economic Outlook and Fiscal Review.
  As of December 31, 2003, a deficit of $5,621 million is projected for 2003-04.

REVENUE AT $69.5 BILLION
~ The revenue outlook, at $69,532 million, is unchanged from the 2003 Ontario Economic Outlook and Fiscal Review.

EXPENSE AT $75.2 BILLION
~ Total  expense,  at $75,153  million,  is unchanged from the 2003 Ontario  Economic  Outlook and Fiscal  Review.  Increased  ministry expense mainly due to a negotiated  wage  settlement  with the Ontario  Provincial  Police  Association,  and additional  funding for post-secondary education capital projects are fully offset from the operating and capital contingency funds.

For further information contact                                                               Ce rapport est disponible en francais.
Communications and Corporate Affairs Branch (416) 325-0333                      Renseignements : Direction des communications et des
Frost Building North, Queen's Park                                                           affaires ministerielles, (416) 325-0333
Toronto M7A 1Z1                                                                    Edifice Frost Nord, Queen's Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.gov.on.ca/FIN/english/engdoc.htm

                                                           ONTARIO FINANCES
                                                      DETAILS OF IN-YEAR CHANGES
---------------------------------------------------------------------------------------------------------------------------------------
FISCAL PERFORMANCE
---------------------------------------------------------------------------------------------------------------------------------------

REVENUE
~ The revenue outlook, at $69,532 million, is unchanged from the 2003 Ontario Economic Outlook and Fiscal Review.

OPERATING EXPENSE
~ Operating expense, at $72,579 million, is unchanged from the 2003 Ontario Economic Outlook and Fiscal Review.
  Changes this quarter include:
  ~Ministry of Children's Services: An additional $10 million mainly to purchase additional equipment and supplies for child care and early learning programs, fully offset from the Contingency Fund.
  ~Ministry  of Community  Safety and  Correctional  Services:  An  additional  $48 million,  fully offset from the  Contingency  Fund, including $45 million for a negotiated wage  settlement  between the Province and the Ontario  Provincial  Police  Association;  $2
    million for the Major Case Management computer system; and $1 million for First Nations policing.

CAPITAL EXPENSE
~ Capital expense, at $2,574 million, is unchanged from the 2003 Economic Outlook and Fiscal Review.
  Changes this quarter include:
  ~Ministry of Training, Colleges and Universities: An additional $19 million to fund projects at colleges and universities to create new spaces for students, fully offset from the Capital Contingency Fund.
                                                                   2

                                                           ONTARIO FINANCES
                                                          FISCAL PERFORMANCE
-------------------------------------------------------------------------------------------------------------------------------
Statement of Financial Transactions
($ Millions)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Actual         Q3
                                                                1999-00       2000-01      2001-02      2002-03      2003-04
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                                          64,804        66,044       66,249       68,609        69,532
Expense
    Programs                                                     48,222        51,146       53,647       56,922        62,554
    Capital                                                       4,887         2,123        1,890        1,876         2,574
    Interest on Debt                                             11,027        10,873       10,337        9,694        10,025
                                                              -----------------------------------------------------------------
                                                              -----------------------------------------------------------------
Total Expense                                                    64,136        64,142       65,874       68,492        75,153
                                                              -----------------------------------------------------------------
                                                              -----------------------------------------------------------------
SURPLUS / (DEFICIT)                                                 668         1,902          375          117       (5,621)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Net Debt                                                        134,398       132,496      132,121      132,647       138,970
Accumulated Deficit                                             134,398       132,496      132,121      118,705       124,326
-------------------------------------------------------------------------------------------------------------------------------
Note: Consistent with the treatment in the 2002-03 Public Accounts, the Ontario Electricity Financial Corporation (OEFC) is
      consolidated on a line-by-line basis starting in 1999-00. Expense and revenue totals for prior years have been restated to reflect the new accounting treatment. Net debt represents the difference between liabilities and financial assets.
      Accumulated deficit represents net debt adjusted for tangible capital assets.

-------------------------------------------------------------------------------------------------------------------------------
Selected Economic and Fiscal Statistics
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Actual        Q3
                                                                1999-00      2000-01      2001-02      2002-03     2003-04
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                   409,020      440,708      452,923      478,112    501,061
  ($ Millions)
Ontario Population (000s) - July 1                               11,506       11,685       11,898       12,097     12,238

Ontario Revenue as a per cent of GDP                               15.8         15.0         14.6         14.3       13.9
Ontario Revenue Growth (%)                                         16.2          1.9          0.3          3.6        1.3
Ontario Total Expense as a per cent of GDP                         15.7         14.6         14.5         14.3       15.0
Ontario Total Expense Growth (%)                                   11.0          0.0          2.7          4.0        9.7
Ontario Total Program Expense as a per cent of GDP                 11.8         11.6         11.8         11.9       12.5
Ontario Total Program Expense Growth (%)                            3.6          6.1          4.9          6.1        9.9
Ontario Interest on Debt as a per cent of Revenue                  17.0         16.5         15.6         14.1       14.4
Ontario Interest on Debt as a per cent of Total Expense            17.2         17.0         15.7         14.2       13.3
Ontario Interest on Debt as a per cent of GDP                       2.7          2.5          2.3          2.0        2.0

Ontario Surplus / (Deficit) as a per cent of GDP                    0.2          0.4          0.1          0.0       (1.1)

Net Debt per capita ($)                                          11,681       11,339       11,104       10,965      11,356
Net Debt as a per cent of GDP                                      32.9         30.1         29.2         27.7        27.7
-------------------------------------------------------------------------------------------------------------------------------
Sources: Ontario Ministry of Finance and Statistics Canada.

                                                                   3

                                                           ONTARIO FINANCES
                                                         ECONOMIC PERFORMANCE

ONTARIO REAL GROSS DOMESTIC PRODUCT (GDP) DOWN IN THIRD QUARTER (JULY-SEPTEMBER)

o  Ontario real GDP fell by 0.6 per cent (2.5 per cent annualized) in the third quarter of 2003, the second decline in as many quarters.

ONTARIO CREATES 160,500 JOBS IN 2003

o  In 2003, Ontario employment grew by 160,500 net new jobs, up 2.6 per cent from 2002 and accounting for 48 per cent of all job creation in Canada.
o  Ontario's unemployment rate was 7.0 per cent in 2003, down slightly from 7.1 per cent in 2002.
o  In the fourth quarter (October-December) 36,400 jobs were added from the third quarter, while the unemployment rate fell to
   6.8 per cent.

CONSUMER SPENDING LOWER

o  Ontario retail sales fell 0.7 per cent in October, the third consecutive monthly decline. Over the first ten months of 2003, retail sales were 3.4 per cent ahead of the same period in 2002.

INFLATION HIGHER IN 2003

o Ontario consumer prices rose 2.7 per cent in 2003, up from 2.0 per cent in 2002.

HOUSING MARKET ROBUST IN 2003

o  In 2003, Ontario housing starts hit their highest level in 14 years, up 1.9 per cent from 2002.
o  The value of Ontario building permits issued in November fell 8.3 per cent from the level in October, but permits issued were up
   3.0 per cent for the first eleven months of 2003.

TRADE SECTOR WEAKER

o  Ontario merchandise exports fell 3.3 per cent in November (Ontario Finance estimate), after declining 2.3 per cent in
   October. Ontario merchandise imports rose 2.1 per cent in November after falling 0.5 per cent in October.
o  Ontario manufacturing shipments fell 1.6 per cent in November to $22.3 billion, following October's decline of 0.9 per cent.
o  Over the first 11 months of 2003, Ontario shipments were 2.1 per cent below the same period in 2002.

                                                                   4

                                                           ONTARIO FINANCES
                                                     RECENT ECONOMIC DEVELOPMENTS

                                                        KEY ECONOMIC INDICATORS
                                      (% Change from previous period, unless indicated otherwise)
-------------------------------------------------------------------------------------------------------------------------------
                                                          Annual    Annual                     Quarterly
                                                          ---------------------------------------------------------------------
                                                          ---------------------------------------------------------------------
                                                            2002     2003       02:4     03:1     03:2     03:3      03:4
                                                          ---------------------------------------------------------------------
                                                          ---------------------------------------------------------------------
Output (Seasonally Adjusted at Annual Rates)
   Real GDP                                   Ontario         3.6      N/A       0.4      0.6     (0.2)    (0.6)      N/A
   Nominal GDP                                Ontario         5.6      N/A       1.5      1.6     (0.3)     0.7       N/A
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                          Annual     Annual                    Monthly 2003
                                                          ---------------------------------------------------------------------
                                                          ---------------------------------------------------------------------
                                                            2002      2003       Aug      Sep      Oct      Nov       Dec
                                                          ---------------------------------------------------------------------
                                                          ---------------------------------------------------------------------
Other Indicators (Seasonally Adjusted)
Labour Markets
   Labour Force (Change in 000s)              Ontario       167.1    162.6      (12.7)    49.8    (14.5)  (20.9)     30.4
   Employment (Change in 000s)                Ontario       105.3    160.5       (5.9)    38.5      5.3    (6.6)     35.4
   Unemployment Rate (%)                      Ontario         7.1      7.0        7.1      7.3      7.0     6.8       6.7
Household Sector
   Retail Sales                               Ontario         5.6      N/A       (0.1)    (0.2)    (0.7)    N/A       N/A
   Housing Starts (000s)                      Ontario        83.6     85.2       85.9     85.7     99.5    78.4      81.8
   New Home Sales*                            Toronto        29.3      N/A       (7.5)    (7.5)     0.7    16.7       N/A
   MLS Home Resales*                          Ontario         9.3      N/A       10.1     10.5      8.5     4.6       N/A
Manufacturing Shipments                       Ontario         3.4      N/A       (8.9)     9.1     (0.9)   (1.6)      N/A
   Transportation Equipment                   Ontario         6.5      N/A      (18.0)    13.9     (0.5)   (2.7)      N/A
Consumer Price Index*                         Ontario         2.0      2.7        1.7      2.2      1.7     1.7       3.0
-------------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, Greater Toronto Home
         Builders' Association, Canadian Real Estate Association and Ward's Automotive.
* % change from a year earlier
N/A = Data not available

                                                                   5

                                                           ONTARIO FINANCES
                                                           FINANCIAL TABLES

-------------------------------------------------------------------------------------------------------------------------------
  REVENUE
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
  ($ Millions)                                                                                    2003-04
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                      Actual          Fall        Current           In-Year
                                                                     2002-03        Outlook*      Outlook            Change
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
  TAXATION REVENUE
    Personal Income Tax                                                 18,195        18,600      18,600                  -
    Retail Sales Tax                                                    14,183        14,550      14,550                  -
    Corporations Tax                                                     7,459         7,215       7,215                  -
    Employer Health Tax                                                  3,589         3,705       3,705                  -
    Gasoline Tax                                                         2,306         2,310       2,310                  -
    Fuel Tax                                                               682           695         695                  -
    Tobacco Tax                                                          1,183         1,310       1,310                  -
    Land Transfer Tax                                                      814           835         835                  -
    Electricity Payments-In-Lieu of Taxes                                  711           532         532                  -
    Other Taxes                                                            429           195         195                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                        49,551        49,947      49,947                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
  GOVERNMENT OF CANADA
    Canada Health and Social Transfer (CHST)                             7,346         7,093       7,093                  -
    CHST Supplements                                                       191           577         577                  -
    Health Reform Fund                                                       -           387         387                  -
    Diagnostic/Medical Equipment                                             -           193         193                  -
    Social Housing                                                         525           643         643                  -
    Infrastructure                                                          62           285         285                  -
    Other Government of Canada                                             770         1,086       1,086                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                         8,894        10,264      10,264                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
  INCOME FROM INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES
    Ontario Lottery and Gaming Corporation                               2,288         2,065       2,065                  -
    Liquor Control Board of Ontario                                        939         1,048       1,048                  -
    Ontario Power Generation Inc. and Hydro One Inc.                       717           318         318                  -
    Other Government Enterprises                                           (2)             3           3                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                         3,942         3,434       3,434                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
  OTHER NON-TAX REVENUE
    Reimbursements                                                       1,111         1,208       1,208                  -
    Electricity Debt Retirement Charge                                     889           979         979                  -
    Vehicle and Driver Registration Fees                                   982           933         933                  -
    Power Sales                                                            635           611         611                  -
    Sales and Rentals                                                      560           571         571                  -
    Other Fees and Licences                                                606           531         531                  -
    Liquor Licence Revenue                                                 530           477         477                  -
    Royalties                                                              304           225         225                  -
    Miscellaneous Other Non-Tax Revenue                                    605           352         352                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                         6,222         5,887       5,887                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
  TOTAL REVENUE                                                         68,609        69,532      69,532                  -
-------------------------------------------------------------------------------------------------------------------------------
  * As presented in the 2003 Ontario Economic Outlook and Fiscal Review.
 Note: Consistent with the treatment in the 2002-03 Public Accounts, the Ontario Electricity Financial Corporation (OEFC) is
       consolidated on a line-by-line basis.

                                                                   8

 OPERATING EXPENSE
-------------------------------------------------------------------------------------------------------------------------------
 ($ Millions)                                                                                       2003-04
                                                                   ------------------------------------------------------------
                                                                   ------------------------------------------------------------
                                                                      Actual          Fall          Current         In-Year
MINISTRY                                                             2002-03      Outlook*          Outlook          Change
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 Agriculture and Food                                                    613            661             661               -
 Attorney General                                                      1,057          1,060           1,060               -
 Board of Internal Economy                                               146            169             169               -
 Children's Services                                                   2,026          2,169           2,179              10
 Citizenship and Immigration                                              53             63              63               -
 Community and Social Services                                         5,795          5,985           5,985               -
 Community Safety and Correctional Services                            1,898          1,754           1,802              48
 Consumer and Business Services                                          177            177             177               -
 Culture                                                                 330            278             278               -
 Economic Development and Trade                                          247            315             315               -
 Education                                                             8,998          9,787           9,787               -
    Teachers' Pension Plan (TPP)                                         238            340             340               -
 Energy                                                                  144            130             130               -
 Environment                                                             232            274             274               -
 Executive Offices                                                        20             20              20               -
 Finance - Own Account                                                 1,092          1,222           1,222               -
    Interest on Debt                                                   9,694         10,025          10,025               -
    Community Reinvestment Fund                                          622            649             649               -
    Electricity Consumer Price Protection Fund                           665            292             292               -
    Power Purchases                                                      786            918             918               -
 Health and Long-Term Care                                            25,758         27,885          27,885               -
    SARS-related Health Costs                                              -            622             622               -
 Intergovernmental Affairs                                                 6              6               6               -
 Labour                                                                  123            120             120               -
 Management Board Secretariat                                            172            336             336               -
    Retirement Benefits                                                  102            335             335               -
    Contingency Fund                                                       -            625             567            (58)
 Municipal Affairs                                                       636            688             688               -
 Native Affairs Secretariat                                               16             15              15               -
 Natural Resources                                                       454            530             530               -
 Northern Development and Mines                                           73             74              74               -
 Office of Francophone Affairs                                             3              4               4               -
 Public Infrastructure Renewal                                            33             31              31               -
 Tourism and Recreation                                                  135            228             228               -
 Training, Colleges and Universities                                   3,471          3,996           3,996               -
 Transportation                                                          801            796             796               -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 TOTAL OPERATING EXPENSE                                              66,616         72,579          72,579               -
-------------------------------------------------------------------------------------------------------------------------------
  * As presented in the 2003 Ontario Economic Outlook and Fiscal Review.
 Note: Consistent with the treatment in the 2002-03 Public Accounts, the Ontario Electricity Financial Corporation (OEFC) is
       consolidated on a line-by-line basis. Preliminary allocations by ministry incorporating most recent information, pending finalization of the realignment of government ministries currently under way.

                                                                   9

 CAPITAL EXPENSE
-------------------------------------------------------------------------------------------------------------------------------
 ($ Millions)                                                                                       2003-04
                                                                   ------------------------------------------------------------
                                                                   ------------------------------------------------------------
                                                                      Actual          Fall          Current         In-Year
 MINISTRY                                                            2002-03      Outlook*          Outlook          Change
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 Agriculture and Food                                                     68              1              1                -
 Attorney General                                                         43             31             31                -
 Community and Social Services                                            23             13             13                -
 Community Safety and Correctional Services                               66             55             55                -
 Consumer and Business Services                                            1              1              1                -
 Culture                                                                  42             65             65                -
 Economic Development and Trade                                           21             46             46                -
 Education                                                                10             16             16                -
 Energy                                                                   46             47             47                -
 Environment                                                              13             15             15                -
 Finance                                                                   8             11             11                -
 Health and Long-Term Care                                               339            504            504                -
 Management Board Secretariat                                              3              -              -                -
 Municipal Affairs                                                        20            188            188                -
 Native Affairs Secretariat                                                2              3              3                -
 Natural Resources                                                        72             91             91                -
 Northern Development and Mines                                          391            356            356                -
 Public Infrastructure Renewal                                             4            169            169                -
    Capital Contingency Fund                                               -            114             95             (19)
 Tourism and Recreation                                                   55             55             55                -
 Training, Colleges and Universities                                      71            100            119               19
 Transportation                                                          578            693            693                -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 TOTAL CAPITAL EXPENSE**                                               1,876          2,574          2,574                -
-------------------------------------------------------------------------------------------------------------------------------
  * As presented in the 2003 Ontario Economic Outlook and Fiscal Review.
 ** Capital expenses includes transfers for capital purposes, the amortization of major tangible capital assets owned by Provincial ministries, repairs, maintenance and other, including the capital contingency fund. Consistent with the recommendation of the
    Public Sector Accounting Board (PSAB), the cost of acquisition or construction of major tangible capital assets owned by the
    Province is amortized to expense over their useful lives.
 Note: Preliminary allocations by ministry incorporating most recent information, pending finalization of the realignment of government ministries currently under way.

Schedule of Net Investment in Capital Assets
($ Millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                        2003-04 Current Outlook
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         Government
                                                    Land and           Transportation   Organizations'
                                                    Buildings          Infrastructure   Capital Assets             Total
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Acquisition/Construction of Major
       Tangible Capital Assets                          133               1,042               346                  1,521
Amortization of Provincially Owned Major
       Tangible Capital Assets                         (110)               (546)             (163)                  (819)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT IN CAPITAL ASSETS*                        23                 496               183                    702
-------------------------------------------------------------------------------------------------------------------------------
* Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction.

                                                                  10

ONTARIO'S 2003-04 FINANCING PROGRAM
Consolidated Province and Ontario Electricity Financial Corporation
($ Millions)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2003-04
                                                                   ------------------------------------------------------------
                                                                   ------------------------------------------------------------
                                                                      Actual          Fall        Current           In-Year
                                                                     2002-03        Outlook*      Outlook            Change
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 Deficit / (Surplus)                                                    (117)         5,621        5,621                  -
 Adjustments for:
   Non-Cash Items Included in Deficit / (Surplus)                     (4,003)           855          855                  -
   Amortization of Tangible Capital Assets                              (715)          (819)        (819)                 -
 Acquisitions of Tangible Capital Assets                               1,323          1,521        1,521                  -
 Maturities of Debt
   Province                                                           12,196          9,800        9,800                  -
   Ontario Electricity Financial Corporation                           3,952          3,495        3,495                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
   Total                                                              16,148         13,295       13,295                  -

 Early Redemptions of Debt                                             1,122          1,100        1,100                  -
 Canada Pension Plan Borrowing                                             -          (158)         (158)                 -
 Increase / (Decrease) in Cash and Cash Equivalents                    2,838         (2,000)      (2,000)                 -
 Decrease / (Increase) in Short-Term Borrowing                        (1,727)          (300)        (300)                 -
 Other Uses / (Sources) of Cash**                                      2,438          3,590        3,590                  -
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 Long-Term Public Borrowing Requirement                               17,307         22,705       22,705                  -
-------------------------------------------------------------------------------------------------------------------------------
 * As presented in the 2003 Ontario Economic Outlook and Fiscal Review.
 ** Includes net repayment from, or loans to, agencies and the transfer of all deposits with the Province of Ontario Savings
    Office (POSO) to Desjardins Credit Union on April 1, 2003.

-------------------------------------------------------------------------------------------------------------------------------
Borrowing Program Status
($ Millions)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                Completed               Remaining                 Total
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Province                                                           14,235                  3,957                 18,192
Ontario Electricity Financial Corporation                           4,024                    489                  4,513
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                              18,259                  4,446                 22,705
-------------------------------------------------------------------------------------------------------------------------------
Note: Consistent with the treatment in the 2002-03 Public Accounts, the borrowing program of OEFC was consolidated with that of the Province.

~ Long-term public borrowing undertaken in the year to date as of December 31, 2003 was $18,259 million as follows:
                                 ----------------------------------------------------------
                                                                         ($ Millions)
                                 ----------------------------------------------------------
                                 ----------------------------------------------------------
                                   Ontario Savings Bonds                      3,770
                                   Domestic Issues                            8,239
                                   Euro Medium Term Notes                     2,039
                                   Global Issues                              3,954
                                   Other                                        257
                                 ----------------------------------------------------------
                                 ----------------------------------------------------------
                                                                             18,259
                                 ----------------------------------------------------------

                                                                  11